UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Cardio Diagnostics Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

14159C103

(CUSIP Number)

P. Rupert Russell, Esq.

Shartsis Friese LLP

One Maritime Plaza, 18th Floor
San Francisco, CA 94111
Telephone: (415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 14159C103

1.	Names of Reporting Persons. Meeshanthini Dogan

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,544, 216
8. Shared Voting Power 0
9. Sole Dispositive Power 2,544, 216
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,544, 216(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 20.9%(1)

14.	Type of Reporting Person (See Instructions) IN

(1) See Item 5.

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CUSIP No. 14159C103

1.	Names of Reporting Persons. Timur Dogan

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 307,433
8. Shared Voting Power 0
9. Sole Dispositive Power 307,433
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 307,433 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 2.7%(2)

14.	Type of Reporting Person (See Instructions) IN

(2) See Item 5.

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CUSIP No. 14159C103

Item 1.	Security and Issuer

The statement on Schedule 13D, filed on November 3, 2022 (the “Schedule 13D”), relating to the shares of Common Stock, par value $0.00001 per share (the “Common Stock”), of Cardio Diagnostics Holdings Inc., a Delaware corporation (the “Issuer”), the principal executive office of which is located at 400 N. Aberdeen St., Suite 900, Chicago, IL 60642, is hereby amended as set forth below in this Amendment No. 1 to the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

On June 23, 2023, in recognition of their respective roles in the achievement of key milestones in recent product development and product launches, the Compensation Committee of the Board of Directors of the Issuer granted 272,050 and 156,750 fully vested Nonstatutory Stock Options, with a ten year expiration, (the “Options”) to Meeshanthini Dogan and Timur Dogan, respectively, each pursuant to the Issuer’s 2022 Equity Incentive Plan. The Options were fully vested upon grant, are exercisable at $1.26 per share (the closing price of the Issuer’s Common Stock on the date of grant) and expire on June 23, 2033. Securities offered under the Issuer’s 2022 Equity Incentive Plan were registered pursuant to a Form S-8 filed on March 22, 2023. Such options are not assignable or transferable except by will or the laws of descent and distribution and are subject to the terms and conditions of the Issuer’s 2022 Equity Incentive Plan and Stock Option Agreements in favor of Meeshanthini Dogan and Timur Dogan, respectively, dated as of June 23, 2023.

No additional consideration was paid for those additional securities.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The aggregate number and percentage of shares of Common Stock beneficially owned by each Filer on the date hereof is reflected on that Filer’s cover page.

Meeshanthini Dogan holds 1,586,464 shares of Common Stock and holds options to acquire an additional 957,702 shares of Common Stock.

Timur Dogan holds 110,094 shares of Common Stock and holds options to acquire an additional 197,339 shares of Common Stock.

The Filers are married, and each of them may be deemed to be the indirect beneficial owner of the securities held by the other. The number of shares beneficially owned by each Filer reported above and on such Filer’s cover page does not include securities held by the other Filer, and each Filer disclaims beneficial ownership of the securities held by the other Filer, except to the extent of their respective pecuniary interests.

(c)       Other than the transactions disclosed in Item 3 above, the Filers have not engaged in any transactions in the Issuer’s Stock in the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as set forth in Item 3 above. In addition, the Lockup Agreements described in the Schedule 13D have expired.

Item 7.	Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (incorporated by reference to the Schedule 13D).

Exhibit B Power of Attorney of Meeshanthini Dogan (incorporated by reference to Exhibit 24.1 to the Form 3 filed by Meeshanthini Dogan on November 3, 2022).

Exhibit C: Power of Attorney of Timur Dogan (incorporated by reference to Exhibit 24.1 to the Form 3 filed by Timur Dogan on November 3, 2022).

Exhibit D: Agreement and Plan of Merger dated as of May 27, 2022 by and among Mana Capital Acquisition Corp., Mana Merger Sub, Inc., Cardio Diagnostics, Inc. and Meeshanthini (Meesha) Dogan, as representatives of the shareholders (incorporated by reference to Exhibit 2.1 to the Form S-4/A filed by the Issuer on October 4, 2022) and the Amendment thereto dated September 15, 2022 (incorporated by reference to Exhibit 2.2 to the Form S-4/A filed by the Issuer on October 4, 2022).

Exhibit E: Issuer’s 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 31, 2022).

Exhibit F: Form of Notice of Grant of Stock Option and Stock Option Agreement in favor of Meeshanthini Dogan as of June 23, 2023.

Exhibit G: Form of Notice of Grant of Stock Option and Stock Option Agreement in favor of Timur Dogan as of June 23, 2023.

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CUSIP No. 14159C103

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2023

Meeshanthini Dogan Timur Dogan /s/ Elisa Luqman Elisa Luqman Attorney-in-Fact for Meeshanthini Dogan Attorney-in-Fact for Timur Dogan

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CUSIP No. 14159C103

EXHIBIT F

FORM OF NOTICE OF GRANT OF STOCK OPTION AND STOCK OPTION AGREEMENT IN FAVOR OF MEESHANTHINI DOGAN

CARDIO DIAGNOSTICS HOLDINGS INC.

2022 EQUITY INCENTIVE PLAN

NOTICE OF GRANT OF

STOCK OPTION AND

STOCK OPTION AGREEMENT

You have been granted an option to purchase Common Stock of the Corporation, subject to the terms and conditions of the Plan and this Agreement, as follows:

Optionee: Meeshanthini Dogan

Grant Date: June 23, 2023

Number of Shares: 272,250

Expiration Date: June 23, 2033

Exercise Price Per Share: $1.26

Type of Option: Nonstatutory Stock Option

Vesting Schedule: See Paragraph 2

This STOCK OPTION AGREEMENT is executed and delivered in duplicate, as of the 23rd day of June, 2023, by and between Cardio Diagnostics Holdings Inc., Delaware corporation (the “Corporation”), and the employee named above (the “Optionee”).

In consideration of the mutual covenants of the parties set forth below, the parties agree as follows:

1.       Grant of Option. The Corporation, pursuant to the Cardio Diagnostics Holdings Inc. 2022 Equity Incentive Plan, as amended from time to time (the “Plan”), and subject to the terms and conditions of the Plan, grants to the Optionee a Nonstatutory Stock Option (the “Option”) to purchase the above-designated number of shares of Common Stock of the Corporation at the exercise price per share designated above. The number of shares and exercise price per share of the Option shall be proportionately adjusted in the event the Corporation changes the number of shares of its outstanding Common Stock by reason of a stock dividend or stock split issued to shareholders, and is otherwise subject to adjustment as provided in the Plan.

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CUSIP No. 14159C103

2.       Exercisability of Option. The Option shall become first exercisable in accordance with the Vesting Schedule below, and shall in no event be exercisable after the close of business on the above-designated Expiration Date. Further, the Committee may in its discretion, at any time accelerate the vesting of the Option on such terms and conditions as it deems appropriate.

Completed Years of Employment/Service From Date of Grant	Cumulative Vesting Percentage
Upon date of grant	100%

3.       Time to Exercise Option.

(a)       General. If Optionee ceases to be an Employee or a Consultant terminates Service for any reason other than Optionee's death, Disability or termination for Cause, Optionee may exercise the Option in accordance with its terms for a period of three months after such termination of employment, but only to the extent Optionee was entitled to exercise the Option on the date of termination.

(b)       Death. If Optionee dies while an Employee or Consultant, the Option shall be automatically 100% vested and shall be exercisable in accordance with its terms by the personal representative of Optionee or other successor to the interest of Optionee for one year after Optionee's death, but not beyond the Expiration Date of the Option. If Optionee dies after the termination of employment or termination of Service other than for Cause but during the time when Optionee could have exercised the Option, the Option shall be exercisable in accordance with its terms by the personal representative of Optionee or other successor to the interest of Optionee for one year after Optionee's death, but only to the extent that Optionee was entitled to exercise the Option on the date of death or termination of Service, whichever first occurred, and not beyond the Expiration Date of the Option.

(c)       Disability. If Optionee ceases to be an Employee or Consultant of the Corporation or one of its Subsidiaries due to Optionee's Disability, the Option shall be automatically 100% vested and Optionee may exercise the Option in accordance with its terms for one year following such termination of Service, but not beyond the Expiration Date of the Option.

(d)       Termination for Cause. If Optionee's Service is terminated for Cause, Optionee shall have no further right to exercise this Option and all of Optionee's outstanding Options shall automatically be forfeited and returned to the Corporation. The Committee or officers designated by the Committee shall have absolute discretion to determine whether a termination is for Cause.

4.       Method of Exercise. Optionee, from time to time during the period when the Option may by its terms be exercised, may exercise the Option in whole or in part by delivering to the Corporation:

(a)       A written notice signed by Optionee in substantially the form attached as Exhibit A stating the number of shares that Optionee has elected to purchase at that time from the Corporation; and

(b)       Cash, a check, bank draft, money order or wire of funds payable to the Corporation in an amount equal to the purchase price of the shares then to be purchased; or

(c)       Through the delivery of shares of Common Stock of the Corporation owned by Optionee for more than six months with a Fair Market Value equal to the exercise price, provided, however, that shares of Common Stock acquired by Optionee through the exercise of an incentive stock option may not be used for payment prior to the expiration of holding periods prescribed by the Internal Revenue Code; or

(d)       Consideration received by the Corporation under a cashless exercise program implemented by the Corporation in connection with the Plan; or

(e)       By a combination of any one or more of (b), (c) and (d) above aggregating the purchase price of the shares then to be purchased.

The value of the shares of the Common Stock delivered to Optionee shall be the Fair Market Value of the Common Stock as defined in Section 2(s) of the Plan. If the Committee deems it necessary or desirable for any reason connected with any law or regulation of any governmental authority relating to the regulation of securities, the Committee may require Optionee to execute and file with it such evidence as it may deem necessary that Optionee is acquiring such shares for investment and not with a view to their distribution.

5.       Non-Transferability of Option. The Option shall, during the lifetime of Optionee, be exercisable only by Optionee in accordance with the terms of the Plan and shall not be assignable or transferable except by Will or by the laws of descent and distribution.

6.       Change in Control. The Option is subject to the accelerated vesting upon a Change in Control in accordance with Section 6 of the Plan.

7.       Notices. Any notice by Optionee to the Corporation under this Agreement shall be in writing and shall be deemed duly given only upon receipt of the notice by the Corporation at its principal executive offices addressed to its Secretary or Chief Financial Officer. Any notice by the Corporation to Optionee shall be in writing or by electronic transmission and shall be deemed duly given if mailed or sent by electronic transmission to Optionee at the address specified below by Optionee, or to Optionee's email address at the Corporation, or to such other address as Optionee may later designate by notice given to the Corporation.

8.       Acceptance of the Terms and Conditions of the Plan. The Option and this Agreement are subject to the terms and conditions of the Plan. The Plan is incorporated in this Agreement by reference and all capitalized terms used in this Agreement have the meaning set forth in the Plan, unless this Agreement specifies a different meaning. By signing this Agreement, Optionee accepts the Option, acknowledges receipt of a copy of the Plan and the prospectus covering the Plan and acknowledges that the Option is subject to all the terms and provisions of the Plan and this Agreement. Optionee further agrees to accept as binding, conclusive and final all decisions and interpretations by the Committee upon any questions arising under the Plan.

9.       Continued Employment. Nothing in this Agreement shall be deemed to create any employment or guaranty of continued employment or limit in any way the Corporation's right to terminate Optionee's employment at any time.

10.       Early Disposition of Stock – Incentive Stock Options. Optionee understands that if Optionee disposes of any shares of Common Stock received under an Incentive Stock Option within two years after the date of grant or within one year after such shares of Common Stock were transferred to Optionee, Optionee may be treated for federal and state income tax purposes as having received ordinary income at the time of such disposition as determined in accordance with the Internal Revenue Code and applicable state law. Optionee agrees to notify the Corporation in writing within thirty days after the date of any such disposition. Optionee authorizes the Corporation to withhold tax from Optionee's current compensation with respect to any income recognized as a result of any such disposition.

11.       Governing Law. The validity, construction and effect of this Agreement shall be governed by the laws of the State of Delaware.

[Signatures on following page]

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CUSIP No. 14159C103

The Corporation has caused this Agreement to be executed by its duly authorized officer, and Optionee has executed this Agreement, as of the Grant Date.

CARDIO DIAGNOSTICS HOLDINGS INC.

By:

Elisa Luqman

Its:       Chief Financial Officer

OPTIONEE

Optionee acknowledges having received, read and understood the Plan and this Agreement, and agrees to all of the terms and provisions of this Agreement.

(Signature)

_____________________________________

_____________________________________

(Please print your residence address)

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CUSIP No. 14159C103

NOTICE OF EXERCISE OF

STOCK OPTION

The undersigned hereby gives notice to Cardio Diagnostics Holdings Inc., (the “Corporation") of the desire to purchase shares of Common Stock of the Corporation pursuant to the Cardio Diagnostics Holdings Inc. 2022 Equity Incentive Plan,

1.       Exercise of Option.

Name: _____________________________

Date: ______________________________

Shares to be Exercised: _______________ Incentive Stock Options / Nonstatutory

Stock Options

Per-Share Exercise Price: $___________

Aggregate Exercise Price: $___________ (for all shares being purchased)

2.	Delivery of Payment. Indicate below how the full option exercise price for the shares is to be paid:

____	Cash in the form of check, bank draft, money order, or wire of funds payable to "Cardio Diagnostics Holdings Inc."

___	By surrender to the Corporation of shares of Common Stock owned and held for more than six months with a value of $________ represented by certificate number(s): _____________________________

___	Pursuant to a cashless exercise program implemented by the Corporation

___	A combination of the above (please provide details, for example, describe the number of shares to be purchased with cash and the number of shares to be purchased with previously owned shares of Common Stock):
________________________________________________________________

________________________________________________________________

________________________________________________________________

___________________________________

Signature

Dated: _____________________________

Address: ____________________________

____________________________

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CUSIP No. 14159C103

EXHIBIT G

FORM OF NOTICE OF GRANT OF STOCK OPTION AND STOCK OPTION AGREEMENT IN FAVOR OF TIMUR DOGAN

CARDIO DIAGNOSTICS HOLDINGS INC.

2022 EQUITY INCENTIVE PLAN

NOTICE OF GRANT OF

STOCK OPTION AND

STOCK OPTION AGREEMENT

You have been granted an option to purchase Common Stock of the Corporation, subject to the terms and conditions of the Plan and this Agreement, as follows:

Optionee: Timur Dogan

Grant Date: June 23, 2023

Number of Shares: 156,750

Expiration Date: June 23, 2033

Exercise Price Per Share: $1.26

Type of Option: Nonstatutory Stock Option

Vesting Schedule: See Paragraph 2

This STOCK OPTION AGREEMENT is executed and delivered in duplicate, as of the 23rd day of June, 2023, by and between Cardio Diagnostics Holdings Inc., Delaware corporation (the “Corporation”), and the employee named above (the “Optionee”).

In consideration of the mutual covenants of the parties set forth below, the parties agree as follows:

1.       Grant of Option. The Corporation, pursuant to the Cardio Diagnostics Holdings Inc. 2022 Equity Incentive Plan, as amended from time to time (the “Plan”), and subject to the terms and conditions of the Plan, grants to the Optionee a Nonstatutory Stock Option (the “Option”) to purchase the above-designated number of shares of Common Stock of the Corporation at the exercise price per share designated above. The number of shares and exercise price per share of the Option shall be proportionately adjusted in the event the Corporation changes the number of shares of its outstanding Common Stock by reason of a stock dividend or stock split issued to shareholders, and is otherwise subject to adjustment as provided in the Plan.

2.       Exercisability of Option. The Option shall become first exercisable in accordance with the Vesting Schedule below, and shall in no event be exercisable after the close of business on the above-designated Expiration Date. Further, the Committee may in its discretion, at any time accelerate the vesting of the Option on such terms and conditions as it deems appropriate.

Completed Years of Employment/Service From Date of Grant	Cumulative Vesting Percentage
Upon date of grant	100%

3.       Time to Exercise Option.

(a)       General. If Optionee ceases to be an Employee or a Consultant terminates Service for any reason other than Optionee's death, Disability or termination for Cause, Optionee may exercise the Option in accordance with its terms for a period of three months after such termination of employment, but only to the extent Optionee was entitled to exercise the Option on the date of termination.

(b)       Death. If Optionee dies while an Employee or Consultant, the Option shall be automatically 100% vested and shall be exercisable in accordance with its terms by the personal representative of Optionee or other successor to the interest of Optionee for one year after Optionee's death, but not beyond the Expiration Date of the Option. If Optionee dies after the termination of employment or termination of Service other than for Cause but during the time when Optionee could have exercised the Option, the Option shall be exercisable in accordance with its terms by the personal representative of Optionee or other successor to the interest of Optionee for one year after Optionee's death, but only to the extent that Optionee was entitled to exercise the Option on the date of death or termination of Service, whichever first occurred, and not beyond the Expiration Date of the Option.

(c)       Disability. If Optionee ceases to be an Employee or Consultant of the Corporation or one of its Subsidiaries due to Optionee's Disability, the Option shall be automatically 100% vested and Optionee may exercise the Option in accordance with its terms for one year following such termination of Service, but not beyond the Expiration Date of the Option.

(d)       Termination for Cause. If Optionee's Service is terminated for Cause, Optionee shall have no further right to exercise this Option and all of Optionee's outstanding Options shall automatically be forfeited and returned to the Corporation. The Committee or officers designated by the Committee shall have absolute discretion to determine whether a termination is for Cause.

4.       Method of Exercise. Optionee, from time to time during the period when the Option may by its terms be exercised, may exercise the Option in whole or in part by delivering to the Corporation:

(a)       A written notice signed by Optionee in substantially the form attached as Exhibit A stating the number of shares that Optionee has elected to purchase at that time from the Corporation; and

(b)       Cash, a check, bank draft, money order or wire of funds payable to the Corporation in an amount equal to the purchase price of the shares then to be purchased; or

(c)       Through the delivery of shares of Common Stock of the Corporation owned by Optionee for more than six months with a Fair Market Value equal to the exercise price, provided, however, that shares of Common Stock acquired by Optionee through the exercise of an incentive stock option may not be used for payment prior to the expiration of holding periods prescribed by the Internal Revenue Code; or

(d)       Consideration received by the Corporation under a cashless exercise program implemented by the Corporation in connection with the Plan; or

(e)       By a combination of any one or more of (b), (c) and (d) above aggregating the purchase price of the shares then to be purchased.

The value of the shares of the Common Stock delivered to Optionee shall be the Fair Market Value of the Common Stock as defined in Section 2(s) of the Plan. If the Committee deems it necessary or desirable for any reason connected with any law or regulation of any governmental authority relating to the regulation of securities, the Committee may require Optionee to execute and file with it such evidence as it may deem necessary that Optionee is acquiring such shares for investment and not with a view to their distribution.

5.       Non-Transferability of Option. The Option shall, during the lifetime of Optionee, be exercisable only by Optionee in accordance with the terms of the Plan and shall not be assignable or transferable except by Will or by the laws of descent and distribution.

6.       Change in Control. The Option is subject to the accelerated vesting upon a Change in Control in accordance with Section 6 of the Plan.

7.       Notices. Any notice by Optionee to the Corporation under this Agreement shall be in writing and shall be deemed duly given only upon receipt of the notice by the Corporation at its principal executive offices addressed to its Secretary or Chief Financial Officer. Any notice by the Corporation to Optionee shall be in writing or by electronic transmission and shall be deemed duly given if mailed or sent by electronic transmission to Optionee at the address specified below by Optionee, or to Optionee's email address at the Corporation, or to such other address as Optionee may later designate by notice given to the Corporation.

8.       Acceptance of the Terms and Conditions of the Plan. The Option and this Agreement are subject to the terms and conditions of the Plan. The Plan is incorporated in this Agreement by reference and all capitalized terms used in this Agreement have the meaning set forth in the Plan, unless this Agreement specifies a different meaning. By signing this Agreement, Optionee accepts the Option, acknowledges receipt of a copy of the Plan and the prospectus covering the Plan and acknowledges that the Option is subject to all the terms and provisions of the Plan and this Agreement. Optionee further agrees to accept as binding, conclusive and final all decisions and interpretations by the Committee upon any questions arising under the Plan.

9.       Continued Employment. Nothing in this Agreement shall be deemed to create any employment or guaranty of continued employment or limit in any way the Corporation's right to terminate Optionee's employment at any time.

10.       Early Disposition of Stock – Incentive Stock Options. Optionee understands that if Optionee disposes of any shares of Common Stock received under an Incentive Stock Option within two years after the date of grant or within one year after such shares of Common Stock were transferred to Optionee, Optionee may be treated for federal and state income tax purposes as having received ordinary income at the time of such disposition as determined in accordance with the Internal Revenue Code and applicable state law. Optionee agrees to notify the Corporation in writing within thirty days after the date of any such disposition. Optionee authorizes the Corporation to withhold tax from Optionee's current compensation with respect to any income recognized as a result of any such disposition.

11.       Governing Law. The validity, construction and effect of this Agreement shall be governed by the laws of the State of Delaware.

[Signatures on following page]

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CUSIP No. 14159C103

The Corporation has caused this Agreement to be executed by its duly authorized officer, and Optionee has executed this Agreement, as of the Grant Date.

CARDIO DIAGNOSTICS HOLDINGS INC.

By:

Elisa Luqman

Its:       Chief Financial Officer

OPTIONEE

Optionee acknowledges having received, read and understood the Plan and this Agreement, and agrees to all of the terms and provisions of this Agreement.

(Signature)

_____________________________________

_____________________________________

(Please print your residence address)

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CUSIP No. 14159C103

NOTICE OF EXERCISE OF

STOCK OPTION

The undersigned hereby gives notice to Cardio Diagnostics Holdings Inc., (the “Corporation") of the desire to purchase shares of Common Stock of the Corporation pursuant to the Cardio Diagnostics Holdings Inc. 2022 Equity Incentive Plan.

1.       Exercise of Option.

Name: _____________________________

Date: ______________________________

Shares to be Exercised: _______________ Incentive Stock Options / Nonstatutory

Stock Options

Per-Share Exercise Price: $___________

Aggregate Exercise Price: $___________ (for all shares being purchased)

2.	Delivery of Payment. Indicate below how the full option exercise price for the shares is to be paid:

____	Cash in the form of check, bank draft, money order, or wire of funds payable to "Cardio Diagnostics Holdings Inc."

___	By surrender to the Corporation of shares of Common Stock owned and held for more than six months with a value of $________ represented by certificate number(s): _____________________________

___	Pursuant to a cashless exercise program implemented by the Corporation

___	A combination of the above (please provide details, for example, describe the number of shares to be purchased with cash and the number of shares to be purchased with previously owned shares of Common Stock):
___________________________________________________________

______________________________________________________________________________________________________________________

___________________________________

Signature

Dated: _____________________________

Address: ____________________________

____________________________